

DarklinWars

Redefining the RTS genre

A CHANGE OF MINDSET







If you are familiar with MMORTS games, the first thing you think of is Pay to Win. That is the reputation and it's deserved.

Darklin Wars is changing that. We are creating a game that is familiar to experienced players in terms of basic mechanics, but is very rich and deep. Providing them with a player-centric experience that no other MMORTS current does.

Players can easily jump in and play, feel rewarded early, and create a rich and compelling experience that they do not wish to leave.



ARTWORK – OVERVIEW

The artwork in the current alpha project is a mixture of placeholder and final artwork. In the next few slides you will see concept art along with the evolution of many of the design elements.



Darklins are "grown" from energy, manipulated by the players in the alchemy lab to create completely unique creatures. The primary element defines the look of the creature. In this case, you are viewing the concept artwork for the Earth Darklin from energy through end game.

DarklinWars

ARTWORK – EARTH DARKLIN



Verts: 10317
Edges: 21107
Faces: 10807
Tris: 20406
UVs: 11896

Here is the Earth Darklin rendered in its final in-game form. You can see it in the game by sending an attack or resource gather out in the kingdom view. The final figure is low poly and optimized for use with mobile games.

DarklinWars

ARTWORK – CONCEPT TO CREATION



ridge glows

Feather







Shown here is the Magic Darklin. One of the many creatures our art team has populated our game world with.



DarklinWars

ARTWORK – USER INTERFACE

In general our original UI has been very well received by the players. The design focuses on creating a smooth and consistent user experience with tight and efficient design elements meant to compliment the gameplay without distracting from the experience.

Available Quests





Spell Discovery

Hero Detail





Combat Alerts

DarklinWars

ARTWORK – CASTLE INTERIOR



The castle interior is where much of the gameplay takes place for players. It has been designed as a sprawling city where each building has a unique function in the game.

Shown here are the keep, temple, marketplace and merchant buildings.

As you can see from the inset Merchant building, the graphics are created with rich detail to bring the view alive.



DarklinWars

ARTWORK - CASTLE EXTERIORS


LEVEL 1 - 9 CASTLE CONCEPT DESIGN
LVL 1
LVL 2
WALL SIDES(6)
LVL 3
LVL 4
LVL 5
LVL 6
LVL 7
WALL SIDES(8)
CHANGE MILESTONE
LVL 8
LVL 9

As players gain power in the game, their castles evolve in the kingdom view, becoming more elaborate and powerful visually.

Seen here are the concept designs for levels 1 through 19.


LEVEL 10 - 19 CASTLE CONCEPT DESIGN
LEVEL 11
LEVEL 12
LEVEL 13
LEVEL 14
LEVEL 15
LEVEL 16
LEVEL 17
LEVEL 18
LEVEL 19

DarklinWars

GAME DESIGN – OVERVIEW

The game is one of conquest with the ultimate goal of conquering your Kingdom and eventually the entire Realm. Our game design follows a few basic principles.

- ✦ Make the experience familiar to experienced players and easy for beginning players to understand, but the mechanics deep
- ✦ When using data present it in concise easy to use ways with "deeper" looks possible for those that wish it
- ✦ Leverage the elimination of Pay to Win in order to focus events purely on the player experience through events
- ✦ Enhance the social experience for players as much as possible, providing opportunities for them to engage, succeed and receive acknowledgement of their successes
- ✦ Retain player engagement through the use of mini games



GAME DESIGN – FAMILIAR EXPERIENCE, DEEP MECHANICS

The structure of the game will be easily understood by experienced players. You first grow your own castle in strength, then join an alliance and work within that structure to continue your growth and fight with others. Finally, you work to secure victory in the Kingdom.

But there are very notable differences they will quickly pick up on:

- ✦ There are many ways to individualize strategy, from customizing Darklins and enchanting equipment, to crafting spells and setting hero talents

- ✦ An in-game economy exists allowing players to buy and sell resources, equipment, and spells

- ✦ Troops gain experience, do not take insane amounts of time to train, and can be revived after death (within limitations)

- ✦ Buildings are quicker to build than in other games and many can also be customized in unique and interesting ways using elemental energy



GAME DESIGN - UNDERSTANDABLE DATA WITH DEEPER LOOKS

A frustration of many MMORTS games is the display of massive amounts of information, from scouting reports to battle results. This is off putting to a lot of more casual players.

We are creating highly visual reports that players use to easily make decisions, while providing deeper dives into the data for hardcore players.

Typical scout report from competing games.

21:11
100%
Scout report
Battle Mentor - Sparta
2020/04/01 21:11:21
23
(CzR)ccc-TemelReis-cc
X:430 Y:511
Resources
Collected
Uncollected
Food 0 286
Wood 0 383
Iron 0 44
Silver 0 163
Wall Defense 33873/34900
Hero
Troop Info 0
Trap Info 1263
Catapult II 500
Catapult I 450
Defender crossbow I 313
Talent Attribute
Infantry Attack +5.00%
Infantry Health +5.00%
21:11
100%
Scout report
Infantry Health +5.00%
Infantry Defense +5.00%
Cavalry Health +5.00%
Archer Health +5.00%
Siege Health +3.00%
Tech Attribute
Infantry Attack +3.00%
Infantry Health +5.00%
Infantry Defense +5.00%
Cavalry Attack +4.00%
Cavalry Health +2.00%
Cavalry Defense +3.00%
Archer Attack +4.00%
Archer Health +2.00%
Archer Defense +3.00%
Siege Attack +4.00%
Siege Health +2.00%
Siege Defense +3.00%
Catapult Attack +5.00%
Catapult revive -4.00%
Artillery Attack +4.00%
Artillery revive -5.00%
Defender crossbow attack +3.00%
Defender crossbow revive -4.00%
Equip Attribute
Cavalry Health +8.00%
Archer Health +8.00%
City Buff
Watchtower level 26 to unlock more information
Troop Attribute

Darklin Wars summary scout report.

Scout Summary
(DOA) BrotherJim
Level 30 Castle
1,500,000
Energy
0%
Water Darklin
1K
1.1K
800
400
~10,000
No Rein
5K
100
Dismiss
Full Report
Attack

An added benefit to this format is the screen is not hidden while they review the short report.



DARKLINWARS

GAME DESIGN – PLAYER FOCUSED EVENTS AND GAMES

Events within Darklin Wars will initially focus on "training" the players how to complete objectives. As the game progresses, additional events will be added that will range from whimsical to thrilling. To this end, we will be building event engines into the game for each style of event, allowing us to change events without reinventing it every time.

Initial events will include:

✦ Portal Invasion - this will simulate another Kingdom invading through the main portal. The portal will need to be cooperatively attacked by the Kingdom's alliances in order to stop the invasion.

✦ Monster Frenzy - all monster camps begin to spawn monsters which then attack the nearest castles. Players will need to rally to destroy the camps. Solo players will need to shield or destroy individual monsters as they approach.

✦ Dark Towers - a cooperative adventure for alliances. Dark towers are bastions of power and energy that provide great rewards. They open once per week and are envisioned as a reverse tower defense mini-game where players work together to overcome defenses and invade the Towers. Alliances will race to invade as many individual towers as they can.



GAME DESIGN – SOCIALLY DRIVEN

At the heart of MMORTS games, and a big reason they are "sticky" when it comes to retaining long term players, are the relationships that players form with one another, both positive and negative. Our game will do as much as possible to encourage interaction through:

- ✦ In game chat at the Realm, Kingdom, Alliance, and Leadership levels
- ✦ Real time translation functionality
- ✦ In game mail function with the ability to thread conversations
- ✦ Highly visible acknowledgments of achievements
- ✦ Customized emojis, castle emotes
- ✦ Events that encourage cooperation and substantially rewards higher levels of activity



GAME DESIGN: MINI-GAMES

The game will incorporate mini-games and competitions in order to increase engagement and retention of players. These features will be introduced post-release but they are important to our long-term strategy, so they are mentioned here. The initial plans include two, but more will be developed over time:

- ✦ Arena Tournaments - Players square off against each other for a Kingdom wide bracketed tournament to determine who is the strongest/best. Winners from each Kingdom then take part in a Realm level battle for the reward of Defender of the Realm.

- ✦ Tower Defense Mini-game - A daily playable tower defense game that will engage players and provide substantial prizes for achieving higher levels.



PLATFORM SUPPORT

The initial launch of the game will include iOS and Android platforms. We plan on introducing a desktop version within the first year, to be distributed on Steam.





Playable demos are currently available for both iOS and Android. Please copy the links to the left and use them on your device of choice.

